UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
JAMBA, INC.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
47023A101

(CUSIP Number)
CIC Partners Firm LP
500 Crescent Court, Suite 250
Dallas, Texas 75201
(214) 871-6863
Attn: Diane Gross
Copy To:
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010
Telephone: (713) 651-5151
Facsimile: (713) 651-5246
Attn: Edward Rhyne, Esq.
and
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201
Telephone: (214) 855-8000
Facsimile: (214) 855-8200
Attn: James R. Griffin, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 29, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	47023A101

1	NAMES OF REPORTING PERSONS. CIC Partners Firm LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,077,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

3,077,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,077,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	47023A101

1	NAMES OF REPORTING PERSONS. CAH Public LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,077,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

3,077,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,077,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	47023A101

1	NAMES OF REPORTING PERSONS. CAH Public GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,077,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

3,077,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,077,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	47023A101

1	NAMES OF REPORTING PERSONS. CIC Advantage Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,077,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

3,077,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,077,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1. Security and Issuer
          This statement (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Shares”), of Jamba, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6475 Christie Avenue, Suite 150, Emeryville, California 94608.
Item 2. Identity and Background
          This Schedule 13D is filed by and on behalf of CIC Partners Firm LP, a Delaware limited partnership (“CIC Partners”), CAH Public LP, a Delaware limited partnership (the “Partnership”), CAH Public GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), and CIC Advantage Holdings LLC, a Delaware limited liability company and the sole member of the General Partner (“CIC Advantage” and, collectively with CIC Partners, the Partnership and the General Partner, the “Reporting Persons”). The principal business of CIC Partners is to make private equity investments in middle market companies. The principal business of the Partnership is its investment in the Common Shares. The principal business of the General Partner is to act as the general partner of the Partnership. The principal business of CIC Advantage is to make equity investments in retail and restaurant companies leveraging the investment and operating experience of its directors and partners. Pursuant to the limited partnership agreement of the Partnership, the General Partner has sole investment discretion and voting authority with respect to the securities covered by this Statement. CIC Advantage, by virtue of its ownership in the General Partner, and CIC Partners, by virtue of its control over CIC Advantage, may be deemed to share investment discretion and voting authority with respect to the securities covered by this Statement.
          Messrs. Michael S. Rawlings, Fouad Z. Bashour, Charles E. Rawley III, Roger Enrico and John F. Antioco comprise all of the directors of CIC Advantage, in which capacity they may be deemed to share voting control and dispositive power over the securities covered by this Statement. Further, Messrs. Drew R. Johnson, Marshall B. Payne, James C. Smith, Rawlings and Bashour comprise all of the directors of CIC Partners, in which capacity they may be deemed to share voting control and dispositive power over the securities covered by this Statement. Messrs. Rawlings, Bashour, Rawley III, Enrico, Antioco, Johnson, Smith and Payne disclaim beneficial ownership of such securities (Messrs. Rawlings, Bashour, Rawley III, Enrico, Antioco, Johnson, Smith and Payne, together with the Reporting Persons, are hereinafter collectively referred to as the “Disclosing Persons”). The present principal occupation of each of Messrs. Johnson, Payne, Rawlings, Smith and Bashour is serving as a director of CIC Partners. The present principal occupation of Mr. Antioco is serving as a director and the Chief Executive Officer of CIC Advantage. The present principal occupation of Mr. Rawley III is serving as a director of CIC Advantage and an investor. The present principal occupation of Mr. Enrico is an investor and serving as a director of various companies, including CIC Advantage.
          During the last five years, none of the Disclosing Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          The address of the principal office of each Disclosing Person is 500 Crescent Court, Suite 250, Dallas, Texas 75201.
          Messrs. Rawlings, Bashour, Antioco, Rawley III, Enrico, Johnson, Smith and Payne are all citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
          Mr. Antioco acquired the 3,077,900 Common Shares owned by CIC Advantage in the open market on the Nasdaq Stock Market, Inc. for an aggregate purchase price of $2,649,366.19. Mr. Antioco initially acquired 1,000,000 of these Common Shares for his own account utilizing his own personal funds, and subsequently acquired the remaining 2,077,900 Common Shares at the request and on behalf of CIC Advantage. Pursuant to a letter agreement, dated September 8, 2008 between Mr. Antioco and CIC Advantage (the “Letter Agreement”), Mr.

Antioco contributed the initial 1,000,000 Common Shares to CIC Advantage in exchange for a credit to his capital account in CIC Advantage equal to the amount of $1,240,000, which amount was calculated based on the closing price for the Issuer’s stock on the date of the contribution plus reimbursement for trading expenses. Pursuant to the Letter Agreement, Mr. Antioco purchased the additional 2,077,900 Common Shares through his personal brokerage account on behalf of, and with funds advanced to him by, CIC Advantage. The funds advanced to Mr. Antioco by CIC Advantage for such purchases were paid using the working capital of CIC Advantage. CIC Advantage subsequently transferred the 3,077,900 Common Shares to the Partnership.
Item 4. Purpose of the Transaction
          The Reporting Persons purchased the shares of the Common Shares based on the Reporting Persons’ belief that the Common Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market and general economic conditions, other investment opportunities available to the Reporting Persons, the market prices of the Common Shares and/or other equity, debt or other securities, notes or instruments of the Issuer (collectively, the “Securities”), the business affairs and financial condition of the Issuer and other factors deemed relevant to the Reporting Persons, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Securities in the open market or in private transactions, including the purchase of Securities through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
          Certain of the Reporting Persons have had communications with the Issuer and it is anticipated that the Reporting Persons may, from time to time, have discussions with management, the board of directors, and other stockholders of the Issuer. The Reporting Persons intend to monitor and evaluate the Issuer’s business, corporate governance and financial performance, to monitor efforts by management to increase stockholder value and to be available to management to the extent that the Issuer may benefit from the institutional experience of the Reporting Persons. The Reporting Persons also may seek in the future to have one or more representatives appointed or elected to the board of directors of the Issuer or to propose other matters for consideration and approval by the Issuer’s stockholders or board of directors. The Reporting Persons also may decide in the future to propose a transaction whereby all or a portion of the Issuer be sold, and in connection therewith the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Issuer in a negotiated transaction or otherwise. If it or its affiliates should acquire control of the Issuer, it or its affiliates may transfer all or part of the Issuer to affiliated or unaffiliated persons.
          None of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for complying with Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above.
Item 5. Interest in Securities of the Issuer
(a) At the close of business on December 29, 2008, the Reporting Persons beneficially owned 3,077,900 Common Shares, which constitute approximately 5.6% of the class outstanding. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Persons is based upon 54,690,728 Common Shares outstanding at November 13, 2008, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2008. All of the Common Shares beneficially owned by the Reporting Persons are held by the Partnership.
     The General Partner, CIC Advantage and CIC Partners may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) the Common Shares beneficially owned by the Partnership. Each of Messrs. Rawlings, Bashour, Antioco, Rawley III, Enrico, Johnson, Smith and Payne disclaims beneficial ownership of the Common Shares beneficially owned by the Reporting Persons.
(b) The Partnership, the General Partner, CIC Advantage and CIC Partners have shared power to vote or direct the voting of, and to dispose or direct the disposition of, all the Common Shares beneficially owned by the Reporting Persons.

(c) The table below specifies the date, amount and price of Common Shares purchased by Mr. Antioco on behalf of the Partnership during the past sixty days. All transactions were effected in the open market on the Nasdaq Stock Market, Inc.

Trade Date	Number of Shares	Price per Share
12/29/2008	513,900	$0.40
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares covered by this Statement.
(e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other person with respect to securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit
No.	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2009	CIC Partners Firm LP

	By: Name:	/s/ Fouad Bashour Fouad Bashour
	Title:	Director

Date: January 8, 2009	CIC Advantage Holdings LLC

	By: Name:	/s/ Fouad Bashour Fouad Bashour
	Title:	Director

Date: January 8, 2009	CAH Public GP LLC

	By:	CIC Advantage Holdings LLC (its sole member)

	By: Name:	/s/ Fouad Bashour Fouad Bashour
	Title:	Director

Date: January 8, 2009	CAH Public LP

	By:	CAH Public GP LLC (its general partner)

	By:	CIC Advantage Holdings LLC (its sole member)

	By: Name:	/s/ Fouad Bashour Fouad Bashour
	Title:	Director

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)